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                                                                    EXHIBIT 4.12

                            Toronto Technology Group

NATIONAL
BANK
OF CANADA

                                                                  March 28, 2002


Draxis Pharma Inc.
6870 Goreway Drive
Mississauga, ON  L4V 1P1

Attention: Mr. Jim A.H. Garner
           Senior Vice President, Finance & CFO

Dear Mr. Garner

                       Amendment to Credit Facilities for
                               Draxis Pharma Inc.

                                   ----------

     We refer to the credit agreement (the "Credit Agreement") entered into between National Bank of Canada (the "Bank") and Draxis Pharma Inc. (the "Borrower") pursuant to an offer of financing from the Bank to the Borrower dated June 9, 1998 and accepted by the Borrower on June 12, 1998, as amended by a letter agreement dated February 16, 2000 (release of guarantee), by an amendment dated February 18, 2000 (investment by SGF Sante Inc. ("SGF")) and by a letter agreement dated June 12, 2001. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Credit Agreement, and specifically in Schedule A annexed to the offer of financing.

     The Borrower is proposing to establish certain credit facilities with each of Investissement Quebec ("IQ") on the one hand and Draxis Health Inc. ("DHI") and SGF on the other hand and to grant security to each of IQ, DHI and SGF for its obligations under such credit facilities, all as more particularly described in Schedule A attached hereto. The Borrower has requested the consent of the Bank to the creation of the hypothecs in favour of IQ and in favour of each of DHI and SGF. The Borrower has also requested that the Bank waive, for a period of 12 months, the obligation of the Borrower to make monthly payments of principal to the Bank under the Credit Agreement. The Borrower has also requested the consent of the Bank to the

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making of loans in the aggregate amount of $21,710.80 by the Borrower to
Mohammed Barkat for purposes of subscription by Mohammed Barkat for 18,092 common shares of the Borrower, such loan not to exceed 80% of the subscription price of such shares in accordance with the Equity Participation Plan of the Borrower dated February 18, 2000. In consideration of the Bank agreeing to provide such consent and waiver, the Bank and the Borrower hereby agree to amend the Credit Agreement as follows:

1. REPAYMENT OF PRINCIPAL. Section 6 of the Credit Agreement is hereby amended to provide that during the 12 month period commencing on March 27, 2002 and ending on February 26, 2003, unless a default has occurred under the Credit Agreement, the Borrower shall not be required to pay any amount on account of principal of the loan. The Borrower shall continue to be obliged to make payments of interest on the outstanding principal amount of the loan on the 26th day of April, 2002 and on the 26th day of each following month up to and including the 26th day March, 2003. Thereafter, the amount of principal of the loan shall be repaid in equal and consecutive monthly instalments of principal, commencing on the 26th day of April, 2003 and thereafter on the 26th day of each following month, in the amount necessary to result in the repayment in full of all principal amounts on August 26, 2008. The balance of principal, interest, fees, accessories and all other sums that may be due to the Bank shall be repaid in full on August 26, 2008, without further notice.

2. FLOATING RATE. The term loan shall bear interest at the Canadian Prime Rate of the Bank plus 1.00%. Section 4.1 of the Credit Agreement is hereby amended by deleting the reference to "Canadian Prime Rate of the Bank plus 0.75%" and substituting therefor "the Canadian Prime Rate of the Bank plus 1.00%" effective from and including the date hereof.

3. STANDBY FEES. Section 4.3 of the Credit Agreement is hereby amended by adding the following provision with respect to the operating facility effective from and including the date hereof:

     "Standby fees of 0.25% per annum on the average daily unused operating facility available to the Borrower are payable monthly, in arrears, on the 26th day of each month."

4.   SECURITY.

     (a) The Bank hereby consents to the Borrower granting a first ranking hypothec in the equipment financed by IQ and described in Schedule A annexed hereto (or which may be described in writing upon quarterly disbursements by IQ provided that the equipment subsequently described is either the LYO Unit or Project Equipment, as defined in the Intercreditors' Agreement referred to herein), (the "Equipment") to IQ and a second ranking hypothec on all other moveable and immoveable property of the Borrower in favour of IQ (the "IQ Security") and a third ranking hypothec in all moveable and immoveable property of the Borrower in favour of each of DHI and SGF (collectively, the "DHI/SGF Security") provided that such DHI/SGF Security is fully subordinated to the hypothecs and security interests of the


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Bank in the moveable and immoveable property of the Borrower (the "Bank
Security") and that the obligations of the Borrower to each of DHI and SGF are fully subordinated and, following the occurrence of an event of default under the Credit Agreement, postponed to the obligations of the Borrower to the Bank under the Credit Agreement and the Bank Security and to the obligations of the Borrower to IQ and the IQ Security and that the provisions for payment by the Borrower to DHI and SGF are otherwise on terms satisfactory to the Bank, the whole as more fully set out in the InterCreditors' Agreement (the "Intercreditors' Agreement") to be entered into on the date hereof by the Bank, IQ, DHI, SGF and the Borrower as it may be amended from time to time.

     (b) The Borrower hereby confirms that the security granted by the Borrower to the Bank pursuant to section 8 of the Credit Agreement extends to and includes all new equipment to be acquired by the Borrower and shall rank prior to the IQ Security and the DHI/SGF Security except for the prior ranking security interest of IQ in the Equipment to be acquired by the Borrower with the financing from IQ.

     (c) The priorities, rights and obligations of the Bank, IQ, DHI and SGF with respect to the Bank Security, the IQ Security and the DHI/SGF Security shall be set forth in the Intercreditors' Agreement which shall be in form and on terms satisfactory to the Bank.

5. EVENTS OF DEFAULT. Section 13.1 of the Credit Agreement is amended by adding the following as section 13.1.11:

     "If the Borrower or Draxis Health Inc. is in default under any of the terms and conditions of any of the agreements or documents relating to the financing to be provided to the Borrower by IQ or SGF, including, without limitation, the IQ Security, the DHI/SGF Security and the Intercreditors' Agreement."

6. POSITIVE COVENANTS. Section 11.1.4 of the Credit Agreement is hereby amended to provide as follows:

     "11.1.4. Maintain, at all times prior to December 31, 2002, a Debt Ratio not exceeding 1.6:1.0 and maintain, at all times after December 31, 2002, a Debt Ratio not exceeding 1.0:1.0."

7. NEGATIVE COVENANTS. Section 11.2 of the Credit Agreement is hereby amended by adding the following section:

     "11.2.7. Make any repayment under any of the Subordinated Loan Documents (as defined in the Intercreditors' Agreement) or otherwise make any distributions to any of the shareholders of the Borrower in an amount in excess of 50% of Free Cash Flow."

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8.   DEFINITIONS. Section 14.1 of the Credit Agreement is hereby amended by adding the following definitions:

     "FREE CASH FLOW" means, for any fiscal period, (i) EBITDA for such period, less (ii) an amount equal to any increase in working capital for such period or plus an amount equal to any decrease in working capital for such period, as the case may be, less (iii) any capital expenditures made during such period other than capital expenditures provided for in the capital and financing plan of the Borrower ratified by the Borrower on March 28, 2002 and delivered to the Bank and in respect of which such plan provides for funding of such capital expenditures from the proceeds of financing from IQ, DHI and SGF or additional equity contributions, less (iv) an amount equal to any payments of principal or interest made, or required to be made, during such period on account of indebtedness of the Borrower to the Bank or IQ, and less (v) an amount equal to any payment made by the Borrower on account of Large Corporation Tax.

     "EBITDA" means the net income (or, as the case may be, net loss) of the Borrower and its consolidated Subsidiaries determined in accordance with GAAP (but excluding extraordinary items) increased by the sum of, without duplication (i) the total of all items properly classified as interest expense in accordance with GAAP, (ii) the aggregate of all taxes (including future income taxes) based on the net income of the Borrower and its consolidated Subsidiaries for such period determined in accordance with GAAP; and (iii) the aggregate of all depreciation, amortization and other like reductions to income of the Borrower and its consolidated Subsidiaries not involving or requiring an outlay of cash for such period determined in accordance with GAAP.

     "GAAP" means accounting principles generally accepted by the Canada Institute of Chartered Accountants, consistently applied.

9. CONDITIONS PRECEDENT. The effectiveness of this Amending Agreement and the consents granted by the Bank herein shall be subject to the following conditions being satisfied to the satisfaction of the Bank:

     (a) the Borrower shall be in compliance with all of its covenants and obligations under the Credit Agreement and no default shall have occurred under the Credit Agreement both immediately prior to giving effect of the IQ, DHI and SGF financings and immediately after giving effect thereto and that each of its


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          representations and warranties in the Credit Agreement is true in all material respects on the date of this Amending Agreement after giving effect to the IQ, DHI and SGF financings and the Borrower shall deliver a certificate of a senior officer of the Borrower to the Bank to such effect and confirming that the incorporating documents and by-laws of the Borrower previously delivered to the Bank have not been amended or, if amending, annexing copies of all amendments;

     (b) the Borrower shall deliver to the Bank a duly certified copy of the resolution of the board of directors of the Borrower establishing the Borrower's authority to execute this Amending Agreement and the IQ, DHI and SGF financing agreements and to perform its obligations hereunder and thereunder;

     (c)  the Borrower shall deliver to the Bank certificates of incumbency;

     (d) a certified copy of all documents and agreements pertaining to the IQ financing and the DHI and SGF financings shall have been delivered to the Bank;

     (e) the Borrower shall have delivered to the Bank evidence satisfactory to the Bank that DHI and SGF have entered into binding agreements to contribute by way of equity investment in the Borrower an additional aggregate amount of $6,286,000, with not less than $1,286,000 of such amount having been contributed on or before closing and the balance to be contributed to the Borrower on the earlier of (i) May 31, 2002 and
          (ii) the date on which an aggregate of $5,000,000 of payments becomes due by the Borrower with respect to capital expenditures contracted for after January 1, 2002 pursuant to the capital and financing plan of the Borrower ratified by the Borrower on March 28, 2002 and delivered to the Bank;

     (f) IQ, DHI, SGF and the Borrower shall have entered into the Intercreditors' Agreement in form and on terms satisfactory to the Bank;

     (g) the Borrower shall have delivered to the Bank satisfactory legal opinions with respect to this Amending Agreement and the Intercreditors' Agreement, the Bank Security, the IQ Security and the DHI/SGF Security and such other matters relating to the financings from IQ, DHI and SGF as the Bank may reasonably request; and

     (h) the Borrower shall have paid to the Bank an annual review and amendment fee in the amount of $50,000.

10. PAYMENT OF EXPENSES. The Borrower shall pay all reasonable out-of-pocket expenses of the Bank incurred in the preparation, negotiation, execution and delivery of this


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Amending Agreement and all documents relating hereto, including, without limitation, the Intercreditors' Agreement.

11. GOVERNING LAW. This amending agreement shall be governed by and construed in accordance with the laws of the province of Quebec and the federal laws of Canada applicable therein.

12. COUNTERPARTS. This amending agreement maybe executed in any number of counterparts, in each of which so executed shall be deemed to be an original, and all such counterparts taken together shall be deemed to constitute one in the same instrument.

13. LANGUAGE (QUEBEC). The parties declare that they have requested and do hereby confirm their request that the present agreement and the ancillary documents related thereto be in English; les parties declarent qu'elles ont exige et par les presentes confirment leur demande que la presente convention ainsi que les documents connexes soient rediges en anglais.



                                   Yours truly,

                                   NATIONAL BANK OF CANADA

                                   Per:  /s/ Kevan Churchman
                                         --------------------------------------
                                         Kevan Churchman
                                         Senior Account Manager

                                   Per:  /s/ David Robinson
                                         --------------------------------------
                                         David Robinson
                                         Senior Manager, Technology Group

                                   Accepted and Agreed this 28th day of
                                   March, 2002

                                   DRAXIS PHARMA INC.

                                   Per:  /s/ Douglas Parker
                                         --------------------------------------

                                   Per:     /s/ Jim A.H. Garner
                                         --------------------------------------